Exhibit 99.1

News Release
Stantec announces changes to leadership structure
Chief operating officer role expands to reflect regional and business operating unit growth

EDMONTON, AB; NEW YORK, NY (December 10, 2015) TSX, NYSE:STN

Stantec president and chief executive officer, Bob Gomes, announced changes to the Company's leadership structure as current chief operating officer (COO), Rich Allen, prepares to retire in 2016. The current roles and responsibilities for Stantec's chief operating officer will be divided into two positions to better meet the needs of Stantec's diverse business model.

Effective January 1, 2016, Scott Murray, executive vice president and current regional operating unit leader for the United States, will assume the chief operating officer role. He will oversee company operations, including health and safety, regional operations, and Stantec's Project Delivery Office. Tino DiManno, executive vice president and current regional operating unit leader for Canada, will assume a newly created chief business officer (CBO) role. He will oversee all business operating units, account management, client development, and quality management. The COO and CBO will work together to manage all aspects of Stantec's business and will have equal leadership responsibility. Both positions report directly to the chief executive officer. Scott Murray and Tino DiManno will work closely with Rich Allen during the transition into their new roles at the beginning of 2016.

"I want to thank Rich for his service and dedication to Stantec. Since joining our Company in 2006 and becoming chief operating officer in 2010, Rich has shaped our organization and has been integral to our success. He is leaving a legacy of excellence at Stantec, and we wish him the best as he enters retirement," says Bob Gomes. "We are fortunate to rely on the strong leadership of Scott and Tino as we expand the chief operating officer role. I'm looking forward to working with them as Stantec continues to grow."

Scott Murray, based in Lexington, Kentucky, joined Stantec with the acquisition of Fuller, Mossbarger, Scott & May Engineers in 2007, bringing with him expertise and leadership in geographic information systems and geotechnical engineering, together with significant experience in the US federal market. Scott was appointed as executive vice president and regional operating unit leader for the United States in 2013.

Tino DiManno joined Stantec in 1986 as the manager of Land Development Engineering for the Calgary, Alberta, office. In 1994, Tino was appointed vice president of Stantec's Urban Land group. In 1999, he was appointed vice president of Stantec's Alberta South operations, and in 2005, he took on the role of senior vice president for Canada. Tino was appointed as executive vice president and regional operating unit leader for Canada as well as business operating unit leader for Energy & Resources in 2013.

About Stantec

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind. The Stantec community unites more than 15,000 employees working in over 250 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com.

Contact Information
Media Contact Ashley Warnock Stantec Media Relations Ph: (403) 472-0122 Ashley.Warnock@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph: (780) 616-2785 Sonia.Kirby@stantec.com
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Design with community in mind